[AmTrust Financial Services, Inc. Letterhead]

March 22, 2013

Via EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	AmTrust Financial Services, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed March 14, 2013

File No. 001-33143

Dear Mr. Riedler:

Thank you for your letter dated March 21, 2013 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding AmTrust Financial Services, Inc.’s preliminary Proxy Statement (the “PRE 14A”) filed March 14, 2013.

We have carefully considered the Staff’s comment and, concurrently herewith, have filed an Amendment No. 1 to our PRE 14A to include the revised disclosure contained below. The response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Proposal 3: Approval of an Amendment to our Amended and Restated Certificate of Incorporation

1.	Please include a statement in this proposal, if true, that you currently have no specific plans, arrangements, understandings, etc. relating to the additional shares of authorized but unissued common stock that will result from the adoption of this proposal. Alternatively, if you do have any such plans, arrangements, understandings, etc., please note in your proposal and describe them.

Response:

The Staff is advised that the Company currently has no specific plans, arrangements, understandings, etc. relating to the additional authorized but unissued shares of common stock that will result if Proposal 3 is approved by the Company’s shareholders. Accordingly, the Company has revised the fourth paragraph of Proposal 3 to read as follows:

Jeffrey P. Riedler

Division of Corporation Finance

March 22, 2013

“Assuming the increase in the number of authorized shares of common stock was effective as of March 7, 2013, the same number of shares would be outstanding, held as treasury shares, reserved for issuance pursuant to our 2010 Omnibus Incentive Plan and upon conversion of our 5.50% Convertible Senior Notes due 2021 and 58,754,326 shares would be unissued and unreserved, and authorized and available for issuance. Our Board believes that it is in the best interest of the company and our shareholders to increase the number of authorized shares of our common stock in order to maintain sufficient authorized but unissued and unreserved shares available for issuance to meet valid business needs as they arise. Such business needs may include stock dividends or splits, equity financings, acquisitions, adopting new or modifying current employee benefit plans and other proper corporate purposes identified by our Board in the future. We currently have no specific plans, arrangements or understandings to issue the additional authorized but unissued shares of common stock that will result from the adoption of the proposed amendment. If the proposed amendment is approved, the additional shares will be available for issuance from time to time by the company, in the discretion of our Board, without further authorization or vote of our shareholders unless such authorization is required by rules of NASDAQ or any other securities exchange on which shares of our common stock are then listed.”

In connection with our response to your Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact me at (646) 458-7913 or Catherine Miller at (216) 328-6108 if you require any further information.

Sincerely,

/s/ Stephen B. Ungar

Stephen B. Ungar, General Counsel and Secretary

cc:	Scot Foley, Securities and Exchange Commission

Daniel Greenspan, Securities and Exchange Commission

Ronald E. Pipoly, Jr., Chief Financial Officer

Richard Bertuglia, BDO USA, LLP